08025578

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-66330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Toussaint Capital Partners, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street, 2nd Floor
(No. and Street)

New York (City) NY (state) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Avery Byrd 212-328-1833
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name - if individual, state *last, first, middle name*)

110 Wall Street, 11th Floor, New York, NY 10005
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Avery Byrd swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toussaint Capital Partners, LLC as of December 31 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

VICE PRESIDENT

Title

Notary Public

DOROTHY D. WEEKS
Notary Public, State of New York
No. 01WE6070282
Qualified in Kings County
Commission Expires Feb. 25, 2010

This report** contains (check all applicable boxes):

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBL, LLP
Certified Public Accountants & Advisors

Auditors' report

To the Members
Toussaint Capital Partners, LLC
New York, New York

We have audited the accompanying balance sheet of Toussaint Capital Partners, LLC as of December 31, 2007 and the related statements of operations and comprehensive income, changes in members' equity and cash flows and the accompanying supplementary information contained, which is presented only for supplementary analysis purposes, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toussaint Capital Partners, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 15, 2008

48 Wall Street, 11th Floor, New York, NY 10005 **212.843.4100**

TOUSSAINT CAPITAL PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2007

Assets

Current assets		
Cash and cash equivalents	$	500,996
Commissions receivable		152,552
Deposit with clearing broker		168,062
Due from related parties *(Note 2)*		36,914
Prepaid expenses		2,584
Total current assets		**861,108**
Fixed assets		
Furniture and equipment		29,483
Less: accumulated depreciation		8,422
Net fixed assets		**21,061**
Other assets		
Clearing deposit		100,000
Total other assets		**100,000**
Total assets	**$**	**982,169**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
BALANCE SHEET
FOR THE YEAR ENDED
DECEMBER 31, 2007

Liabilities and Members' Equity

Current liabilities		
Accounts and accrued expenses payable	$	107,711
Total current liabilities		**107,711**
Total liabilities		**107,711**
Members' equity		874,458
Total liabilities and members' equity	**$**	**982,169**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2007

Revenue	
Commissions	$ 1,915,969
Total revenue	**1,915,969**
Operating expenses	
Salaries	657,458
Payroll taxes	44,297
Clearing fees	328,533
Quotes	98,931
Rent	94,828
Data feeds	79,160
Travel	77,499
Automobile expense	67,438
Relocation expense	50,581
Meals and entertainment	39,952
Employee benefits	38,008
Legal and professional fees	34,510
Office expense	18,947
Consulting fees	40,359
Telephone	18,488
Licenses and permits	16,543
Commissions	12,363
Advertising	8,776
Postage and delivery	6,331
Dues and subscription	6,242
Equipment rental	6,230
Depreciation	5,693
Utilities	3,654
Insurance	3,601
Storage	3,565
Seminars	3,299
Repairs	3,063
Business gifts	2,316
Payroll processing fees	1,990
Contribution	1,750
Bank service charges	860
Total operating expenses	**1,775,265**
Income from operations	**$ 140,704**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2007

Income from operations	**$**	**140,704**
Other income (expense)		
Interest income		6,936
Miscellaneous income		30,000
NASD rebate *(Note 5)*		35,000
Gain on sale of securities		6,529
Interest expense		(4,641)
Total other income (expense)		**73,824**
Net income	**$**	**214,528**
Accumulated other comprehensive income, beginning	$	3,933
Other comprehensive income: realized gain on securities		(3,933)
Accumulated other comprehensive income, ending	**$**	**--**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2007

Balance at January 1, 2007	**$ 845,814**
Members' withdrawals	(181,951)
Net income	214,528
Reversal of other comprehensive income	(3,933)
Balance at December 31, 2007	**$874,458**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2007

Cash flows from operating activities		
Net income	$	214,528
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		5,693
Changes in operating assets and liabilities		
Decrease in commission receivable		159,595
Increase in prepaid expenses		(2,584)
Increase in clearing deposits		(99)
Decrease in security deposits		10,825
Increase in deposit with clearing broker		(168,062)
Increase in accounts and accrued expenses payable		19,303
Net cash provided by operating activities		**239,199**
Cash flows from investing activities		
Net decrease in investments		375,393
Net decrease in loan payable		(25,000)
Net decrease in due from related parties		55
Purchase of fixed assets		(1,966)
Net cash provided by investing activities		**348,482**
Cash flows from financing activities		
Members' withdrawals		(181,951)
Net cash used in financing activities		**(181,951)**
Increase in cash and cash and cash equivalents		**405,730**
Cash and cash equivalents, beginning of year		95,266
Cash and cash equivalents, end of year	**$**	**500,996**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	--
Interest expense		4,641

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2007

Net capital		
Total members' capital	$	874,459
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		159,611
Net capital before haircuts and undue concentration on securities positions		**714,848**
Haircuts and undue concentration on securities positions		12,828
	$	**702,020**
Aggregate indebtedness		
Items included in the statement of financial condition		
Accrued expenses and other liabilities	$	107,710
	$	**107,710**
Ratio: aggregate indebtedness to net capital %		15.34%
Computation of basis net capital requirement		
Minimum net capital required	$	100,000
Excess net capital at 100%	$	602,020

Reconciliation of December 31, 2007 audited computation of net capital and Company's unaudited December 31, 2007 Part IIA filing.

Unaudited December 31, 2007 net capital per December 31, 2007 Part IIA filing	$	648,366
Audit adjustments		53,654
Net capital	**$**	**702,020**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

Organization

Toussaint Capital Partners, LLC ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was formed on May 27, 2003 pursuant to the Delaware Limited Liability Company Act, with Toussaint Capital Holdings, LLC as its sole member.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using straight-line method over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of the Internal Revenue Code. Accordingly, item of income loss, credits and deductions are not taxed within the company but are reported on the income tax returns of the members.

Investments

Investments are carried at fair market value, with unrealized gains and losses reported in a separate component of other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings.

Fair value of financial instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Investments

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Comprehensive income reporting

The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income," which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

NOTE 1 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company has regulatory net capital of approximately $702,020 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the consumer protection rule.

NOTE 2 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 3 – DUE FROM RELATED PARTIES

Due from related parties represents net advances to a member in Toussaint Capital Holding, LLC. The advances are non-interest bearing and due on demand.

NOTE 4 – OPERATING LEASE

The Company leased office space under a lease agreement in which the Company was paying $3,358 per month plus utilities as a base rent. The lease expired in March 2007. The Company entered into a new lease that commenced on March 31, 2007 and is scheduled to expire on May 31, 2012. Under the lease the Company paid $11,979 with respect to the period (referred to as the "first rent period") from March 31, 2007 to and including May 31, 2007. Commencing June 2007, the fixed annual rent is $143,748 with respect to the remainder of the demised term (referred to as the "second rent period").

NOTE 4 – OPERATING LEASE (CONTINUED)

Future minimum lease payments are as follows:

December 31, 2008	$	143,748
2009		143,748
2010		143,748
2011		143,748
2012		59,895

Rent expense was $94,828 for the year ended December 31, 2007.

NOTE 5 – NASD REBATE

As part of the consolidation of NASD and NYSE, the company, itself an NASD member, received a one-time special payment of $35,000.

KBL, LLP
Certified Public Accountants & Advisors

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members
Toussaint Capital Partners, LLC
New York, New York

We have examined the financial statements of Toussaint Capital Partners, LLC, for the year ended December 31, 2007, and have issued our report therein dated February 15, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

48 Wall Street, 11th Floor, New York, NY 10005 212.843.4100

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Global Trading Group, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 15, 2008

END